[Letterhead Joshua Gold]

January 20, 2022

Securities and Exchange Commission

Washington, D.C.  20549

Division of Corporation Finance

Office of Energy & Transportation

Re: Joshua Gold Resources, Inc.

Form 10-K for the Fiscal Year Ended December, 31 2020

File No. 000-53809

Attn: John Coleman

In response to your letter of December 20, 2021, we provide the following:

Item 1. Business, page 5

1. You state that you are a "development stage" company here and at pages 8 and 59. Please revise to refer to your company as an exploration stage company. Without a mineral reserve, your company is in the exploration stage pursuant to paragraph (4) (i) of Industry

Guide 7.

We will revise and ensure future filings are consistent.

Item 2. Properties, page 11 – Sub 2.

Please see attached Appendix A

Item 2. Properties, page 11 – Sub 3.

Please See attached Appendix A

Form 10-Q for the Period Ending September 30, 2021, page 111

Please update your quarterly reports to fully describe the acquisition or disposition of mineral properties including the work performed and the associated cost of any work performed.

We will ensure future filings will disclose the information.

Thank you

/s/ Dino Micacchi

Dino Micacchi CPA, CA, CFO

Unit 20 – 1033 Pattullo Avenue, Woodstock Ontario Canada N4V 1C8    226-888-5610